Exhibit (g)(10)

SCHEDULE B

FUND LIST

Dated: January 4, 2018

Ashmore Emerging Markets Corporate Debt Fund

Ashmore Emerging Markets Local Currency Bond Fund

Ashmore Emerging Markets Short Duration Fund

Ashmore Emerging Markets Total Return Fund

Ashmore Emerging Markets Equity Fund (formerly Ashmore Emerging Markets Value Fund)

Ashmore Emerging Markets Small-Cap Equity Fund

Ashmore Emerging Markets Frontier Equity Fund

Ashmore Emerging Markets Active Equity Fund

[Schedule B to Custody Agreement]